FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile to the Chilean Superintendency of Banks and Financial Institutions, Chilean Superintendency of Securities and Insurance and local stock exchanges informing of the resolutions adopted at the Ordinary Shareholders meeting and at the subsequent Board of Directors meeting, held on March 17, 2011, with regards to the renewal of the Board of Directors, and several appointments made at the Board of Directors. The same information contained in this letter shall also be published in the form of a press release in the Chilean newspaper “El Mercurio”, on March 19, 2011.

BANCO DE CHILE
ESSENTIAL INFORMATION

Banco de Chile informs to its clients and general public, the following essential information regarding this institution:

1.- It was agreed at the Ordinary Shareholders Meeting of the Bank, held on March 17, 2011, to completely renew the Board of Directors, due to the end of the legal and statutory three years term established for the Board of Directors. It was also agreed to designate Alternate Directors.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as Directors for a three years term:

Directors:	Raúl Anaya Elizalde
Jorge Awad Mehech (Independent)
Fernando Concha Ureta Jorge Ergas Heymann
Jaime Estévez Valencia (Independent)
Pablo Granifo Lavín
Andrónico Luksic Craig
Guillermo Luksic Craig
Gonzalo Menéndez Duque
Francisco Pérez Mackenna
Fernando Quiroz Robles

Alternate Directors:	Rodrigo Manubens Moltedo (First Director)
Thomas Fürst Freiwirth (Second Director) (Independent)

2.- At the extraordinary Board of Directors meeting No BCH 91 held on March 17, 2011, it was agreed to make the following appointments:

Board of Directors President:	Pablo Granifo Lavín
Board of Directors Vice-President:	Andrónico Luksic Craig
Board of Directors Vice-President:	Fernando Quiroz Robles

Advisers to the Board	Hernán Büchi Buc
Francisco Garcés Garrido Jacob Ergas Ergas

Pursuant to Articles 9 and 10 of the Securities Market Law No. 18,045, Article 44 of the General Banking Law, and Chapter 18-10 of the Updating Recompilation of Norms of this Superintendency, we inform the above as an Essential Information.

Santiago, March 17, 2011.
GENERAL MANAGER

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2011

Banco de Chile

/S/ Arturo Tagle Quiroz
By:	Arturo Tagle Quiroz CEO